Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On April 12, 2010, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES EXTENDS SUBSEQUENT OFFERING PERIOD FOR TERRA INDUSTRIES SHARES

87.5% of Terra Shares Tendered into CF Industries Exchange Offer

DEERFIELD, IL, April 12, 2010 — CF Industries Holdings, Inc. (NYSE: CF) announced today that as of 5:00 p.m., New York City time, on April 9, 2010, 87,629,266 shares of Terra Industries Inc. (NYSE: TRA) common stock, representing approximately 87.5% of the outstanding shares of Terra common stock, had been validly tendered and accepted for payment in its exchange offer.

CF Industries has extended the subsequent offering period until 5:00 p.m., New York City time, on Wednesday, April 14, 2010, unless further extended.  During the extension of the subsequent offering period, any shares validly tendered will be immediately accepted for payment, and tendering stockholders will promptly thereafter be paid $37.15 in cash and 0.0953 of a share of CF Industries common stock, less any required withholding taxes and without interest, which is the same amount per share that was offered and paid to Terra stockholders who previously tendered into the exchange offer.

The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that shares tendered during the subsequent offering period may not be tendered by the guaranteed delivery procedure and may not be withdrawn.

Following the expiration of the subsequent offering period, if CF Industries owns at least 90% of the outstanding shares of Terra common stock, CF Industries intends to complete the acquisition of Terra through the short-form merger procedure under Maryland law, without a vote or meeting of Terra’s stockholders.  In the merger, each outstanding share of Terra common stock not tendered and purchased in the initial offering period or the subsequent offering period will be converted into the right to receive the same consideration provided in the exchange offer.  As a result of the merger, which CF Industries expects to close as soon as practicable, Terra’s common stock will cease to be traded on the New York Stock Exchange.

Contacts for CF Industries

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

Contacts for Terra

Jamie Moser / Jim Shaughnessy, 212-355-4449

Joele Frank, Wilkinson Brimmer Katcher

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc.  CF Industries is a global leader in nitrogen and phosphate fertilizer manufacturing and distribution, serving both agricultural and industrial customers.  CF Industries operates world-class nitrogen fertilizer manufacturing complexes in the central U.S. region and Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States.  The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland.  In addition, the company’s majority-owned subsidiary, Terra Industries, owns a 50 percent stake in GrowHow UK Limited, a fertilizer manufacturer in the United Kingdom as well as a 50 percent interest in an ammonia facility in The Republic of Trinidad and Tobago.  Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This press release relates to the offer (the “Offer”) by Composite Merger Corporation (“Composite”), an indirect wholly-owned subsidiary of CF Industries Holdings, Inc. (“CF Industries”), to exchange each issued and outstanding share of common stock of Terra Industries Inc. (“Terra”) for $37.15 in cash and 0.0953 shares of CF Industries’ common stock.  This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange (collectively with a Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents.

Security holders and investors may obtain any of the foregoing documents for free by visiting EDGAR on the SEC website at www.sec.gov or by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Statements

Certain statements contained in this press release may constitute ‘‘forward-looking statements.’’ All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the transaction include: uncertainty of the expected financial performance of CF Holdings following completion of the transaction; CF Holdings’ ability to comply with the covenants in indebtedness related to the transaction and to make payments under such indebtedness when due; CF Holdings’ ability to consummate an equity offering following the closing of the exchange offer; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; the global commodity nature of our fertilizer products, the impact of global supply and demand on our selling prices, and the intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; risks involving derivatives; weather conditions; our inability to predict seasonal demand for our products accurately; the concentration of our sales with certain large customers; the impact of changing market conditions on our Forward Pricing Program; the reliance of our operations on a limited number of key facilities and the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; risks associated with joint ventures; risks associated with expansion of our business, including unanticipated adverse consequences and the significant resources that could be required; future regulatory restrictions and requirements related to greenhouse gas emissions, climate change or other environmental requirements; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; and the other risks and uncertainties included from time to time in our filings with the SEC. Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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